LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2020	WRITER’S EMAIL rlipsher@luselaw.com
May 10, 2010
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. William Friar Eric Envall, Esq. Mr. Amit Pande Mr. John Spitz

RE:	Oneida Financial Corp., Registration Statement on Form S-1
File No. 333-165458

Gentlemen:
     On behalf of Oneida Financial Corp. (the “Company”), and pursuant to discussions with the staff, we are responding to the staff’s comment letter dated May 6, 2010. In addition, we are transmitting revised pages to the above-referenced Registration Statement, which have been blacklined to show changes. The Company anticipates filing Pre-Effective Amendment No. 2 to the Registration Statement as soon as possible following the staff’s clearance of the comments. For ease of reference, the staff’s comments and the Company’s responses thereto have been reproduced below.
Pre-effective Amendment No. 1 to Registration Statement on Form S-1 filed April 28, 2010
General
1.	Please note the updating requirements pursuant to Rule 8-08 of Regulation S-X. Please also provide an updated consent from your independent accountants in your next amended filing.

The Company takes note of the updating requirements of Regulation S-X. An updated consent from the independent accountants will be included in the next amended filing.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 10, 2010

Market for the Common Stock, page 40
2.	Please include the information that Item 201(a) & (c) of Regulation S-K requires for your first quarter of 2010.

The prospectus has been revised to include updated market price and dividend information for the first quarter of 2010. Please see revised page 48 of the prospectus included in Exhibit 1 to this letter.
Exchange Offer Proxy Statement/Prospectus
What are the Reasons for the Conversion and Related Offering, page 2
3.	We note your response to comment 20 of our letter dated April 8, 2010. However, it does not appear that you have made any changes to your proxy/statement prospectus as a result of this comment. Please revise this Q/A as previously requested and in addition, incorporate the changes you have made to the “Reasons for Conversion” sections of your prospectus into this Q/A as well.

The proxy statement/prospectus has been revised to include the requested information. Please see revised page 2 of the proxy statement/prospectus included in Exhibit 1 to this letter.
Financial Statements
Note 2. Investment Securities and Mortgage-Backed Securities, page F-18
4.	We note your revisions to your amended filing and your response to comments 17 and 18 of our letter dated April 8, 2010. Your table on page F-23 indicates that you hold two classes, C-1 and D-1, of Preferred Term XXVI securities. We note you have not realized any loss on the C-1 class, but have realized a 100% loss on the D-1 class. ASC 320-10-50-6b requires you to disclose sufficient information to allow financial statement users to understand the quantitative disclosures and the information considered in reaching the conclusion that an impairment is not other than temporary. Therefore, please tell us and amend your filing to disclose the key difference(s) in assumptions related to the expected cash flows of these classes which resulted in no other-than-temporary impairment being recognized on the C-1 class.

As a matter of information for the staff, the Company owns two classes of Preferred Term XXVI; tranches C-1 and D-1. Tranche D-1 was determined to be fully impaired in 2009. Tranche C-1 had an unrealized loss at December 31, 2009 of $708,732 which was not considered other-than-temporary as of December 31, 2009. The key difference between these two classes is the tranche level. In addition, there is a C-2 tranche, which the Company does not own. Tranche C has had some payments/redemptions of securities to reduce the principal balance. Preferred Term XXVI was a $1.0 billion issue size and the losses have remained at the tranche D level. Based on the same key assumptions being utilized for both tranches, tranche C-1 did not have a credit loss at December 31,

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 10, 2010

2009. Stress testing of this tranche level at December 31, 2009 did not result in this tranche having a break in yield. All credit losses, per the cash flow analysis, remained at the tranche D level as of December 31, 2009.

In further response to the staff’s comment, note 2 to the financial statements has been revised to include disclosure of the “waterfall” approach to absorbing losses in trust preferred securities. Please see revised page F-24 included in Exhibit 1 to this letter.

5.	Similarly, for the two classes, B-2 and B-3, of Preferred Term XV securities, please tell us and revise your filing to explain the reasons for the B-2 class to have greater realized losses and unrealized losses than the B-3 class despite the fact that it is a higher tranche. Also, please tell us why these two classes have the same excess subordination defaults as a percentage of performing collateral ratio as of December 31, 2009 as we would expect those ratios to be different.

The Company owns two classes of Preferred Term XV; tranches B-2 and B-3. Tranche B-2 has a fixed rate of 4.82% for three years and then has a floating rate of the three month LIBOR + 157 basis points. Tranche B-3 has a fixed rate of 5.40% for five years and then has a floating rate of the three month LIBOR + 157 basis points. The difference in the interest rate structure and the fixed rate lock-out period results in differences in the OTTI discount rate used for the two classes. Tranche B-2 has incurred a slightly larger loss than Tranche B-3.

The excess subordination is the same for these classes because losses in tranche B would be incurred equally between B-1, B-2 and B-3 of this tranche. The difference in the classes is not an indication of a senior priority over the receipt of principal and/or interest between B-2 and B-3 but differences in the interest rate characteristics of the individual class.

6.	In the last paragraph on page F-24 we note your disclosure that you review each issuer individually for projected future deferrals and defaults. However, your assumption table on the same page shows that you project additional defaults of 1% for Q1 2010 and 0.50% thereafter for all of your trust preferred securities in using the OTTI model. Please tell us and revise your filing to comprehensively bridge the gap between the two disclosures related to projected defaults used in your OTTI evaluation model.

The projected rates of defaults set forth in the table on page F-25 represent base rates of additional defaults. The purpose of the individual issuer review is to determine if a rate of additional projected defaults higher than the base rate is appropriate. Note 2 to the financial statements has been revised to provide additional disclosure. Please see revised page F-25 included in Exhibit 1 to this letter.

7.	We also note actual deferrals and defaults as a percentage of original collateral and as a percentage of performing collateral disclosed in your table on page F-23 appear

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 10, 2010

to be, in some cases, exactly the same. However, your assumption table on page F-24 shows that you project additional defaults of 1% for Q1 2010 and 0.50% thereafter. Therefore, it seems that expected deferrals and defaults would be higher than, and not equal to, actual. Please tell us and revise your filing to comprehensively bridge the gap between your tabular disclosures. In doing so, explain why these percentages would be the same when the denominators are different (original collateral vs. performing collateral).

Upon review of the information provided in the table on page F-23 we have determined that the expected deferrals and defaults as a percent of performing collateral were calculated incorrectly. Set forth below are the corrected calculations and the new column of expected deferrals and defaults as a percent of performing collateral that has been added to the financial statements (please see revised page F-25 included in Exhibit 1 to this letter).

							Expected
						Current	Additional
						Deferral/	Deferral/
						Defaults	Defaults
		Current			Expected	As % of	As % of
	Original	Deferral/	Interest	Performing	Additional	Original	Performing
	Collateral	Defaults	Strips	collateral	Defaults	Collateral	Collateral
							(excludes actual)
Preferred Term 1	277,500	54,000	0	223,500	24,362	19.46%	10.90%
Preferred Term X	507,145	195,625	4,348	315,868	39,120	38.57%	12.39%
Preferred Term XV	598,300	141,050	3,941	461,191	59,401	23.58%	12.88%
Preferred Term XXVI	964,200	241,000	2,657	725,857	104,269	24.99%	14.37%
MMCF	294,750	81,750	0	166,000	20,559	27.74%	12.39%
8.	You also disclose on page F-24 that due to the general weakness of the financial sector and the regulatory requirements to maintain and increase the capitalization of U.S. banks, the Company concluded that issuers were unlikely to prepay their outstanding debt obligation and thereby reduce their individual capital ratios, resulting in a prepayment assumption of 0%. Please provide us a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption.

As discussed with the staff, the Company is trying to obtain from its third party service provider the information necessary to respond to this comment. The Company will provide the staff with additional information as soon as possible.
* * * * * * *

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 10, 2010

     We trust that these revisions are responsive to your comments. We expect to request acceleration of the Registration Statement for May 14, 2010, and we respectfully request your assistance in resolving any remaining comments as soon as possible.
     If you have any further questions or comments, please do not hesitate to contact the undersigned at (202) 274-2020. Any questions regarding accounting comments may be addressed to Wendy Cama at Crowe Horwath LLP at (973) 422-4550.
Sincerely,
/s/ Robert Lipsher
Robert Lipsher
Enclosures

cc:	Mr. Roger Smith, OTS-Business Transactions Division
Gary Jeffers, Esq., OTS-Business Transactions Division
Michael R. Kallet, Oneida Financial Corp.
Eric E. Stickels, Oneida Financial Corp.
Wendy Cama, Crowe Horwath LLP
Eric Luse, Esq.

Exhibit 1

has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so. We decided to list our common stock on the Nasdaq Global Market because the Nasdaq Global Market has more stringent listing standards and will potentially provide better liquidity for our common stock.
     The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $8.00 price per share in the offering. Purchasers of our common stock should have a long-term investment intent and should recognize that there may be a limited trading market in our common stock.
     The following table sets forth the high and low trading prices for shares of Oneida Financial Corp. common stock and cash dividends paid per share for the periods indicated. As of                                           , there were                       publicly held shares of Oneida Financial Corp. common stock issued and outstanding (excluding shares held by Oneida Financial, MHC). In connection with the conversion, each existing publicly held share of common stock of Oneida Financial Corp. will be converted into a right to receive a number of shares of Oneida Financial-New common stock, based upon the exchange ratio that is described in other parts of this prospectus. See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.”
     At the close of business on                                           , there were                                                        shares outstanding. The high and low closing prices for the quarterly periods noted below were obtained from the Nasdaq Capital Market.

	Price Per Share		Cash
	High	Low	Dividend Per Share
2010

Second quarter (through )
First quarter	$10.00	$8.53	$0.24

2009

Fourth quarter	$9.95	$8.25	$—
Third quarter	11.75	7.06	0.24
Second quarter	11.25	7.35	—
First quarter	9.00	7.00	0.24

2008

Fourth quarter	$11.50	$6.99	$—
Third quarter	11.25	8.80	0.24
Second quarter	11.49	9.00	—
First quarter	11.37	8.71	0.24
     On February 8, 2010, the business day immediately preceding the public announcement of the conversion, and on                                           , the closing prices of Oneida Financial Corp. common stock as reported on the Nasdaq Capital Market were $9.32 per share and $        per share, respectively. At                      , Oneida Financial Corp. had approximately                       stockholders of record. On the effective date of the conversion, all publicly held shares of Oneida Financial Corp. common stock, including shares of common stock held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of Oneida Financial-New common stock determined pursuant to the exchange ratio. See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.” All currently outstanding options to purchase shares of Oneida Financial Corp. common stock will expire on April 25, 2010, unless previously exercised.

40

conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Oneida Financial-New’s articles of incorporation that are summarized above as informational proposals may have the effect of deterring, or rendering more difficult, attempts by third parties to obtain control of Oneida Financial-New if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Your vote is important. Without sufficient votes “FOR” adoption of the plan of conversion, we cannot implement the plan of conversion and the related stock offering.

Q.	WHAT ARE THE REASONS FOR THE CONVERSION AND RELATED OFFERING?

A.	The primary reasons for the conversion and offering are:
•	supporting internal growth through increased lending in the communities we serve;

•	improving our capital position during a period of significant economic, regulatory and political uncertainty, especially for the financial services industry;

•	providing capital to support acquisitions of financial institutions and other financial services corporations, including insurance agencies, as opportunities arise, although we do not currently have any agreements to acquire a financial institution or other entity;

•	enabling us to enhance existing products and services to meet the needs of our marketplace;

•	assisting us in managing interest rate risk; and

•	improving the liquidity of our shares of common stock and enhancing stockholder returns through more flexible capital management strategies.

We also are undertaking the conversion at this time to reduce the uncertainty to Oneida Financial Corp. and its stockholders associated with potential changes in applicable statutes, regulations and policies affecting mutual holding companies. In this regard, recent legislative proposals would eliminate our primary federal regulator, the Office of Thrift Supervision, and make the Board of Governors of the Federal Reserve System the exclusive regulator of all holding companies, including mutual holding companies. If Oneida Financial, MHC were to convert to a stock holding company under current Federal Reserve Board policy regarding second-step conversions by mutual holding companies, the dollar amount of dividends waived by Oneida Financial, MHC over the years would be considered in determining the numbers of shares of Oneida Financial-New common stock that existing stockholders of Oneida Financial Corp. would receive in exchange for their shares of Oneida Financial Corp. As a result, existing stockholders would receive fewer shares of Oneida Financial-New common stock in the second-step conversion.

Q.	WHAT WILL STOCKHOLDERS RECEIVE FOR THEIR EXISTING ONEIDA FINANCIAL CORP. SHARES?

A.	As more fully described in “Proposal 1 — Approval of the Plan of Conversion — Share Exchange Ratio,” depending on the number of shares sold in the offering, each share of common stock that you own at the time of the completion of the conversion will be exchanged for between 0.7766 shares at the minimum and 1.0507 shares at the maximum of the offering range (or 1.2083 shares at the adjusted maximum of the offering range) of Oneida Financial-New common stock (cash will be paid in lieu of any fractional shares). For example, if you own 100 shares of Oneida Financial Corp. common stock, and the exchange ratio is 1.0507 (at the maximum of the offering range), after the conversion you will receive 105 shares of Oneida Financial-New common stock and $0.56 in cash, the value of the fractional share, based on the $8.00 per share purchase price of stock in the offering.

If you own shares of Oneida Financial Corp. common stock in a brokerage account in “street name,” your shares will be automatically exchanged within your account, and you do not need to take any action to exchange your shares of common stock or receive cash in lieu of fractional shares. If you own shares in the form of Oneida Financial Corp. stock certificates after the

2

Oneida Financial Corp.
Notes to Consolidated Financial Statements
2.	Investment Securities and Mortgage-Backed Securities (Continued)
At December 31, 2009, of the five non-agency collateralized mortgage obligations in an unrealized loss position; four were in a continuous unrealized loss position of 12 months or more. All were rated Aaa or better at time of purchase. Two are currently rated below investment grade. We have assessed these securities in an unrealized loss position at December 31, 2009 and determined that the decline in fair value was temporary except for one collateralized mortgage obligation. The Bank currently has a $1.0 million obligation rated below investment grade that based on expected cash flows, delinquencies and credit support that the Company has considered impaired. The unrealized losses at December 31, 2009 and 2008 were $237,000 and $224,000 respectively. The one security had an OTTI loss of $25,000 of which $13,100 was recorded as expense during the period and $12,000 was recorded in other comprehensive income. This security remains classified as available-for-sale at December 31, 2009. For the other securities, we believe the decline in fair value was caused by the significant widening in liquidity spreads across sectors related to the continued illiquidity and uncertainty in the markets and not the credit quality of the individual issuer or underlying assets. In making this determination, we considered the period of time the securities were in a loss position, the percentage decline in comparison to the securities’ amortized cost, the financial condition of the issuer, and the delinquency or default rates of the underlying collateral. The Company monitors to insure it has adequate credit support. In addition, we do not intend to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery. Included in the four securities with unrealized losses considered temporary was a $1.4 million collateralized mortgage obligation, maturing August 25, 2035 which has an interest rate of 5.5% and is rated below investment grade. The unrealized loss on this security was $422,000 and $90,000 at December 31, 2009 and 2008, respectively.

Corporate Debt and Municipal Securities
At December 31, 2009, of the seventeen corporate debt and municipal securities in an unrealized loss position, seven were in a continuous unrealized loss position of 12 months or more. We have assessed these securities and determined that the decline in fair value was temporary. In making this determination, we considered the period of time the securities were in a loss position, the percentage decline in comparison with the securities’ amortized cost, the financial condition of the issuer, and the delinquency or default rates based on the applicable bond ratings. In addition, we do not have the intent to sell these securities and it is not more likely than not that we will be required to sell these securities before the recovery of their cost basis, which may be at maturity. Included in the nine securities whose unrealized loss position exceeds 12 months was a $2.0 million General Motors Acceptance Corp. (GMAC) bond, maturing October 15, 2010 which has a rating below investment grade. This is a variable rate note based on the three month Treasury bill whose unrealized loss was $100,000 and $1.1 million at December 31, 2009 and December 31, 2008 respectively. In addition, also included was a $2.5 million Sallie Mae (SLMA) bond, maturing May 1, 2012 which is rated below investment grade. This is a variable rate note based on the consumer price index. The unrealized loss at December 31, 2009 and December 31, 2008 was $402,000 and $875,000, respectively. Both GMAC and SLMA are paying as agreed.

Trust Preferred Securities

The Company currently has $5.9 million invested in nine trust preferred securities as of December 31, 2009 whose unrealized losses have been in a continuous loss position exceeding 12 months or

Oneida Financial Corp.
Notes to Consolidated Financial Statements
2.	Investment Securities and Mortgage-Backed Securities (Continued)

more. All of the trust preferred securities are pooled issuances. Of the $5.9 million, $1.9 million have variable rates of interest. $1.9 million of the investments are on nonaccrual as of December 31, 2009. The unrealized losses at December 31, 2009 and December 31, 2008 on the nine securities totaled $3.5 million and $2.5 million respectively.

The following table provides detailed information related to the trust preferred securities held as of December 31, 2009:

									Expected
							Number of	Actual	Additional	Excess
							Banks and	Deferrals and	Deferrals and	Subordination
							Insurance	Defaults	Defaults	Defaults
							Companies	as % of	as % of	as % of
		Book	Fair	Unrealized	Realized	Lowest	Currently	Original	Performing	Performing
Description	Class	Value (2)	Value	Loss	Loss (2)	Rating (1)	Performing	Collateral	Collateral	Collateral
Preferred Term Ltd	Mezz	1,152,210	$958,575	$(193,635)	$63,571	Caa1	26	19.46%	10.90%	-5.14%
Preferred Term Ltd	Mezz	2,296,355	1,840,465	(455,890)	137,710	Caa1	26	19.46%	10.90%	-5.14%
Preferred Term Ltd	Mezz	1,530,903	1,226,977	(303,926)	91,807	Caa1	26	19.46%	10.90%	-5.14%
Preferred Term X	B-3	1,137,043	512,977	(624,066)	839,207	Ca	39	38.57%	12.39%	-50.46%
Preferred Term XV	B-2	944,573	462,075	(482,498)	55,427	Ca	57	23.58%	12.88%	-21.28%
Preferred Term XV	B-3	951,305	470,466	(480,839)	48,695	Ca	57	23.58%	12.88%	-21.28%
Preferred Term XXVI	C-1	985,191	276,459	(708,732)	—	C	45	24.99%	14.37%	-17.90%
Preferred Term XXVI	D-1	—	—	—	496,788	N/R	45	24.99%	14.37%	-26.82%
MMCF IX	B-2	438,310	172,770	(265,540)	548,536	Caa3	24	27.74%	12.39%	-37.33%

		$9,435,890	$5,920,764	$(3,515,126	$2,281,741

(1)	The table above presents ratings information as of December 31, 2009. The securities had “investment grade” ratings by Moody’s (Baa2 or better) at the time of purchase, but have since been downgraded by the ratings agencies.

(2)	Book value has been reduced by realized losses to reflect a new amortized cost basis.

The structuring of trust preferred securities generally provide for a waterfall approach to absorbing losses whereby lower tranches are initially impacted and more senior tranches are impacted after lower tranches can no longer absorb losses. Likewise, the waterfall approach also applies to principal and interest payments received, as senior tranches have priority over lower tranches in the receipt of payments. In addition, there may be multiple classes within a single tranche that react differently to assumptions utilized in cash flow models due to the different features of the class such as fixed rate, floating rate, or a combination of both. In determining the amount of “currently performing” collateral for purposes of the table above, the total amount of issuers’ balances outstanding have been reduced by the amount in deferral and default. Also, for some of the securities, management has further reduced the total performing balance for the effects of issuers’ subsequent announcements of their intent to defer on the next applicable payment, and for other relevant circumstances through the date of issuance of the financial statements. Management considered all such announcements and circumstances known to us in evaluating the pooled trust preferred securities for OTTI as of December 31, 2009.

In the table above, “Excess Subordination Defaults as % of Performing Collateral” (Excess Subordination Ratio) was calculated as follows: Total face value of performing collateral minus Face value of all outstanding note balances not subordinate to our investment, divided by Total face value of performing collateral. The Excess Subordination Ratio measures the extent to which there may be tranches within each pooled trust preferred structure available to absorb credit losses before the Company’s securities would be adversely impacted. In 2008 and 2009, the amount of deferrals and defaults on the pools described above rose significantly, which has resulted in substantial reductions in the amounts of performing collateral. As a result, the negative Excess Subordination Ratio percentages shown in the table signify there is no support from subordinate tranches available to absorb losses before the Company’s securities would be adversely impacted. A negative Subordination Ratio is not definitive, in isolation, for determining whether or not OTTI should be recorded for a pooled trust preferred security. Other factors affect the timing and amount of cash flows available for payments to the note holders (investors), including the excess interest paid by the issuers (the issuers typically pay higher rates of interest than are paid out to the note holders).

Oneida Financial Corp.
Notes to Consolidated Financial Statements
2.	Investment Securities and Mortgage-Backed Securities (Continued)

The Company uses the OTTI evaluation model to compare the present value of expected cash flows to the previous estimates to ensure there are no adverse changes in cash flows during the quarter. The OTTI model considers the structure and term of the trust preferred securities and the financial condition of the underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the models are as follows:

Significant inputs at December 31, 2009
Annual prepayment	0% annually, 100% at maturity
Projected severity of loss on specific defaults/deferrals	85% - 100%
Projected additional defaults:
QTR 1 – 2010	1% (not annualized)
Thereafter	0.50% applied annually
Projected severity of loss on additional defaults	85% - 100%
Present value discount rates for OTTI	5.39% - 9.48%
Present value discount rates for fair value	12%

The discount rates range can vary depending on the index the instruments are tied to as well as the spread for each instrument. The Company uses market-based yield indicators as a baseline for determining appropriate discount rates, and then adjusts the resulting discount rates on the basis of its credit and structural analysis of specific trust preferred securities. The Company looks principally to market yields to maturity for investment grade and non investment grade trust preferred securities for which there is an active and liquid market. The next step is to make a series of adjustments to reflect the differences that nevertheless exist between these products (both credit and structural) and, most importantly, to reflect idiosyncratic credit performance differences (both actual and projected) between these products and the underlying collateral in the specific trust preferred securities. In addition, utilization of the individual trust preferred investment’s interest crediting rate and if applicable, margin index is utilized in calculating the expected cash flows.

Prepayments can occur at the discretion of the issuer on predetermined call increments. The call provision allows the issuer to prepay some or the entire outstanding debt obligation on the fifth year and every fifth year thereafter. Due to the general weakness of the financial sector and the regulatory requirements to maintain and increase the capitalization of U.S. banks, the Company concluded that the issuers were unlikely to prepay their outstanding debt obligation and thereby reducing their individual capital ratios during this difficult economic cycle.

The Company reviews each issuer individually for projected future deferrals and defaults. The purpose of the individual issuer review is to determine if an individual issuer demonstrates a significant likelihood of potential deferral/default so as to require a further addition to the projected additional default percentages as outlined in the above table. This review includes obtaining quarterly financial information and monitoring new releases and pertinent information relative to those issuers. The Company specifically reviews certain financial ratios including Fitch Score and “Texas Ratio” as well as capital adequacy and participation in the Troubled Asset Relief Program of each issuer. The Company believes the “Texas Ratio (“TR”)” is

Oneida Financial Corp.
Notes to Consolidated Financial Statements
2.	Investment Securities and Mortgage-Backed Securities (Continued)

a prominent indicator of the stress a financial institution is experiencing. The TR is calculated by dividing nonperforming assets and loans, including past due 90 days or more, by the sum of tangible equity and loan loss reserves. Management judgmentally establishes various credit criteria, and combinations of credit criteria and those issuers meeting some combination of such criteria are considered additional deferrals as of the reporting date. Based on the results of this analysis, the Company ensures that actual deferrals/defaults as well as forecasted deferrals/defaults of specific institutions are appropriately factored into the cash flow projections for each security. The default and recovery probabilities for each piece of collateral were formed based on the evaluation of collateral credit and a review of historical default data and current/near term operating conditions. For collateral that has already deferred, the Company assumes a recovery of 15% of par after 24 months. There is no recovery estimated for actual defaulted issuers. Projected deferrals are modeled in a consistent manner with actual deferrals. Upon completion of the December 31, 2009 analysis, our model indicated other-than temporary impairment on eight of these securities, all of which experienced additional defaults or deferrals during the period.

These eight securities had OTTI losses of $2.9 million of which $2.3 million was recorded as expense during the period and $600,000 was recorded in other comprehensive income. These eight securities remain classified as available-for-sale at December 31, 2009. It is possible that the underlying collateral of these securities will perform worse than expectations including an increase in deferrals/defaults above projections, which may lead to adverse changes in cash flows on these securities and potential future other-than-temporary impairment losses. Events that may trigger material declines in fair value for these securities in the future would include, but are not limited to, deterioration of credit metrics, such as significantly higher levels of defaults, and severity of loss on the underlying collateral and further illiquidity.

The table below presents a roll-forward of the credit losses recognized in earnings for the twelve months ended December 31, 2009:

Beginning Balance	$1,021,845
Amounts related to credit loss for which an other-than temporary impairment was not previously recognized	2,294,841

Additions/Subtractions
Amounts realized for securities sold during the period	—
Amounts related to securities for which the company intends to sell or that it will be more likely than not that the company will be required to sell prior to recovery of amortized cost basis	—
Reductions for increases in cash flows expected to be collected that are recognized over the remaining life of the security	—
Increases to the amount related to the credit loss for which other-than-temporary was previously recognized	—

Ending Balance December 31, 2009	$3,316,686

F - 25